Exhibit 99.1

BIT Mining Limited Announces First Closing of BTC.com Businesses Acquisition

SHENZHEN, China April 15, 2021 /PRNewswire/— BIT Mining Limited (NYSE: WBAI) (“BIT Mining Limited” or the “Company”), a leading cryptocurrency mining enterprise, today announced the first closing of its previously announced transactions (the “Transactions”) contemplated by the share exchange agreement, as amended (the “Share Exchange Agreement”), dated February 16, 2021, with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended. Pursuant to the Share Exchange Agreement, the Company has issued an aggregate of 44,353,435 Class A ordinary shares of par value US$0.00005 per share of the Company (the “Class A Ordinary Shares”) to Blockchain Alliance in exchange for the entire outstanding share capital of Blockchain Alliance Technologies Limited held by Blockchain Alliance. In accordance with the Share Exchange Agreement, the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”) have now been transferred to the Company.

BTC.com was founded by Mr. Jihan Wu, upon completion of the first closing, Mr. Wu and the other shareholders of Blockchain Alliance will together hold 7.9 % of the Company's total outstanding share capital, as of April 14, 2021.

The Company today also announced that it and Blockchain Alliance agreed to amend the Share Exchange Agreement on April 15, 2021, pursuant to which amendment, among other things, the relevant period for recording net operating profit or net operating loss in respect of the BTC.com Pool Businesses, for the determination of whether the Company shall issue additional shares to, or be entitled to repurchase certain shares from, Blockchain Alliance as part of the Transactions, has been changed to the twelve-month period from April 1, 2021 to March 31, 2022.

About BIT Mining Limited

BIT Mining Limited (NYSE: WBAI) is a leading cryptocurrency mining enterprise, with a long-term strategy to create value across the cryptocurrency industry. Since announcing its entry into the industry in December 2020, the Company has: (i) purchased and deployed bitcoin mining machines with a theoretical hash rate capacity of approximately 1,031.5 PH/s; (ii) acquired three hydroelectric cryptocurrency mines with combined electric power capacity of 435MW, by purchasing a controlling stake in Loto Interactive Limited (HKEX:08198); (iii) acquired the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name and the cryptocurrency wallet of BTC.com. The Company has also entered into a definitive agreement with Bee Computing (HK) Limited, a 7-nanometer cryptocurrency mining machine manufacturer, in order to help sustain the Company’s continued growth. BIT Mining Limited was formerly known as 500.com Limited, an online sports lottery service provider in China.

As of today, the Company’s American Depositary Shares ("ADSs"), each representing the right to receive ten (10) Class A ordinary shares of the Company, are listed on the NYSE under the Company’s old English name “500.com Limited” and its old ticker symbol "WBAI." The Company’s ADSs are expected to begin trading under the Company’s new English name “BIT Mining Limited,” and its new ticker symbol “BTCM,” effective at the opening of trading on Tuesday, April 20, 2021.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com